Exhibit 99.3
Gogoro Announces 1-for-20 Share Consolidation

TAIPEI – September 16, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it will implement a 1-for-20 share consolidation (also known as reverse stock split) of the Company’s ordinary shares (“Share Consolidation”), effective at 00:00 a.m. Eastern Time on Monday, October 6, 2025 (the “Effective Date”). The Share Consolidation is intended to increase the per-share trading price of the ordinary shares to enable the Company to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The Company’s ordinary shares are expected to begin trading on a split-adjusted basis when the markets open on Monday, October 6, 2025 under the existing trading symbol “GGR” with the new CUSIP number G9491K 139, and the Company’s public warrants will continue to trade under the existing trading symbol “GGROW” with the same CUSIP as before.

On May 28, 2025, Gogoro shareholders approved a share consolidation ratio within a range of no consolidation to 1-to-100 at the Company’s 2025 Annual General Meeting of Shareholders (“2025 AGM”) and authorized the Board of Directors of the Company to determine and execute the final ratio and exact date. The Company’s Board of Directors subsequently approved the final share consolidation ratio of 1-for-20 on September 16, 2025. No fractional shares will be issued in connection with the Share Consolidation. Any fraction of a share resulting from the Share Consolidation will be cancelled and returned to the pool of authorized but unissued ordinary shares in the capital of the Company.

Outstanding warrants, earn-in shares, earnout shares, equity-based awards and other outstanding equity rights will be proportionately adjusted based on the share consolidation ratio. The exercise price of the Company’s public warrants traded on Nasdaq will be adjusted to $230 per share and the total shares underlying the public warrants will reduced to 862,500 shares.

The Share Consolidation will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company (except to the extent that the Share Consolidation would result in any of the shareholders owning a fractional interest).

Continental Stock Transfer & Trust Company is acting as transfer and exchange agent for the Share Consolidation. Registered shareholders who hold ordinary shares are not required to take any action to receive split-adjusted shares. Shareholders who own shares via a broker, bank, trust or other nominee organization will have their positions automatically adjusted to reflect the Share Consolidation, subject to such organization’s particular processes, and will not be required to take any action in connection with the Share Consolidation.

Additional information regarding the Share Consolidation and other matters voted on at the 2025 AGM can be found in the Form 6-Ks furnished to the U.S. Securities and Exchange Commission on April 28, 2025 and June 2, 2025, and on Gogoro’s Investor Relations website at investors.gogoro.com.

Gogoro and the Gogoro logo are trademarks of Gogoro, Inc. in the United States and in jurisdictions throughout the world. All other trademarks, trade names, or service marks used or mentioned herein belong to their respective owners.

About Gogoro

Exhibit 99.3
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements relating to the Share Consolidation and its anticipated effect.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication

Exhibit 99.3
are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com
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